Exhibit 99.1

RoyaLand (RLNDF) Outlines Savoia Calcio’s Three-Prong Approach to Player Development

Naples, Italy and Hamilton, Bermuda – November 12, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), is a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games and growing its Italian professional football club Savoia 1908 FC (“Savoia” or the “Club”). Savoia is investing in the next generation through three complementary models: a youth program, a network of affiliated football schools, and a new Academy planned for the 2027/28 season. Each serves young players and their families in a different way, and each adds its own value to the Club.

The Youth Program

Savoia selects promising players aged 6 to 17 based on merit and potential, and covers the cost of their participation. Alongside technical coaching, the program teaches responsibility and respect for the rules, so families know their children are growing as people as well as players. For the Club, it builds a pipeline of talent and lasting sporting value. Many soccer clubs generate substantial revenue by transferring their pipeline of talent to other teams.

Affiliated Football Schools

Through affiliation, Savoia shares its coaching approach with local football schools, beginning with Scuola Calcio Azzurri, which works with more than 300 children. The Club covers fees for families who cannot afford them, giving children a safe place to play and a team to belong to, including those growing up in families affected by Camorra organized crime or the imprisonment of a parent. Savoia hopes to extend the network across Italy, widening its social impact and bringing the Savoia name and goodwill to more communities.

The Academy

For the 2027/28 season, the Club plans to complete the process to secure the concession for Stadio Alfredo Giraud and run the academy directly as a fee-paying school. It is aimed at families who want their children to enjoy the game and train with experienced professionals in a structured, college-inspired setting, and it will reflect the Club’s ties to the Royal House of Savoy, whose coat of arms appears on its shirts. For the Club, it adds a new line of business supported by enrollment fees.

Scuola Calcio Azzurri celebrates the end of the youth season, recognizing the dedication and achievements of its young players, coaches and families.

Opening the Game to Every Family

“Savoia is doing good in the community, fostering goodwill, and building our brand while we invest in the next generation of footballers to develop the talent that we believe will foster continued excellence and profitability in the future.”

General Manager and Chief Operating Officer of Savoia, Nazario Matachione.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company’s three mobile games in development include Regalia Cards (card game), Palazzo Chronicles (match-3 castle and garden-building game) and Viva Verdi (trading card game). The Company is also actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company's founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families' first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:
investors@theroyal.land
www.TheRoyal.Land